Exhibit 99.1

FOR IMMEDIATE RELEASE

Giant Interactive Announces

First QUARTER 2013 RESULTS

SHANGHAI, PRC — May 7, 2013 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the first fiscal quarter ended March 31, 2013.

First Quarter 2013 Highlights as Compared to Fourth Quarter 2012 (“QoQ”) and First Quarter 2012 (“YoY”):

•	Net revenue was RMB572.8 million (US$92.2 million), up 0.2% QoQ and up 12.6% YoY.

•	Gross profit was RMB490.5 million (US$79.0 million), down 0.5% QoQ and up 11.2 % YoY. Gross profit margin for the first quarter 2013 was 85.6%.

•	Net income attributable to the Company’s shareholders was RMB326.0 million (US$52.5 million), up 294.3% QoQ and up 11.6% YoY. The margin of net income attributable to the Company’s shareholders for the first quarter 2013 was 56.9%.

•	Basic and diluted earnings per American Depositary Share (“ADS”) which represents one ordinary share, were RMB1.36 (US$0.22) and RMB1.32 (US$0.21), respectively, compared to basic and diluted earnings per ADS of RMB0.35and RMB0.34, respectively, for the fourth quarter 2012, and basic and diluted earnings per ADS of RMB1.24 and RMB1.22, respectively, for the first quarter 2012.

•	Non-GAAP net income attributable to the Company’s shareholders was RMB342.7 million (US$55.2 million), down 2.1% QoQ and up 6.3% YoY. The margin of non-GAAP net income attributable to the Company’s shareholders was 59.8%.

•	Basic and diluted non-GAAP earnings per ADS were RMB1.43 (US$0.23) and RMB1.39 (US$0.22), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB1.47 and RMB1.43, respectively, for the fourth quarter 2012, and basic and diluted non-GAAP earnings per ADS of RMB1.37 and RMB1.34, respectively, for the first quarter 2012.

•	Active Paying Accounts (“APA”) for online games was 2,257,000, down 1.8% QoQ and up 3.3% YoY.

•	Average Revenue Per User (“ARPU”) for online games was RMB238, nearly flat QoQ and up 4.2% YoY.

•	Average Concurrent Users (“ACU”) for online games was 690,000, down 1.7% QoQ and up 1.2% YoY.

•	Peak Concurrent Users (“PCU”) for online games was 2,281,000, down 3.8% QoQ and down 0.3% YoY.

Please refer to the “Use of Non-GAAP Financial Measures” section commencing on page 8, for a reconciliation between net income attributable to the Company’s shareholders on a GAAP and non-GAAP basis.

Ms. Wei Liu, Giant’s Chief Executive Officer commented, “We are thrilled with this solid start to 2013. Despite more gamers traveling during this Chinese New Year holiday than ever before and no new game launches in the first quarter, the strong performance from ZT Online 2 and its micro-client version helped sustain our solid top-line results. Our impressive bottom-line results also demonstrate our ability and commitment to constantly improve efficiency.”

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“2013 is positioned to be a year of excitement and transformation as we implement key strategic initiatives to strengthen our already formidable game development capability and further diversify our game portfolio. The recent appointment of Mr. Xuefeng Ji, previously the head of our R&D department, to serve as our new President reflected the Company’s product-driven strategy. We now possess not only a talented pool of developers specializing in MMO game, webgame and mobile game development, but also have a growing team of chief game designers to lead projects. We believe this will allow us to deliver a steady stream of innovative and fun games going forward. We have built these impressive development and product teams with the goal of releasing one big title every year. We are at an exciting time in the history of the Company as we begin to rely less and less on individual titles and diversify our revenue through a variety of potential hit games.”

“Over the last few years, we have successfully executed our focused strategy on elite titles and have solidified our position in the Chinese online game industry as an innovator, especially in monetization and gameplay in the MMO segment. As consolidation occurs in the industry and many of our peers now focus more on webgames or mobile games which require less financial resources and shorter development cycles, we are better positioned to continue growing our MMO business. While MMO games will remain our core business, we will apply our proven strategy to focus on elite titles to our webgame and mobile game development. We believe our fundamental strength and approach will gradually set us apart as a leader in these new market segments as well.”

“I am also glad to report on some of our latest game updates including World of Xianxia, our newest MMO game, which began its official closed beta testing on April 19, 2013 and has achieved great results so far. Our first webgame, The Sky, is now gradually being rolled out and is receiving positive feedback. We are also planning to release at least one mobile game later this year. We expect these initiatives will carry our top line momentum throughout 2013. ”

“Given the strong performance of our existing games and the implementation of our key strategic initiatives, together with our unique studio incentive structure and other operational systems in place, we are confident that we will continue to deliver results and give value back to our shareholders such as our regular semi-annual dividends.”

First Quarter Fiscal 2013 Unaudited Financial Results

Net Revenue. Net revenue for the first quarter 2013 was RMB572.8 million (US$92.2 million), representing a 0.2% increase from RMB571.7 million in the fourth quarter 2012, and a 12.6% increase from RMB508.8 million in the first quarter 2012.

Revenue from online games in the first quarter 2013 totaled RMB557.3 million (US$89.7 million), representing a 0.3% increase from RMB555.7 million in the fourth quarter 2012, and a 13.8% increase from RMB489.5 million in the first quarter 2012. Online game revenue was relatively flat sequentially as many gamers traveled during the Chinese New Year holiday and there were no new game launches during the first quarter. The year-over-year increase in online game net revenue was primarily due to the continued growth of ZT Online 2 and the contribution from its micro-client version.

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APA for online games in the first quarter 2013 was 2,257,000, representing a 1.8% sequential decrease and a 3.3% increase compared to the first quarter 2012. The sequential decrease was mainly due to seasonal fluctuation as a result of the Chinese New Year holiday and the year-over-year increase in APA was mainly due to the contribution from new games launched in 2012. ARPU for online games in the first quarter 2013 was RMB238, nearly flat compared to the fourth quarter 2012 and up 4.2% compared to the first quarter 2012. The year-over-year increase in ARPU was mainly due to ZT Online 2 users spending more as they progress through the game. ACU for online games in the first quarter 2013 was 690,000, representing a 1.7% sequential decrease and a 1.2% increase over the first quarter 2012. The sequential decrease in ACU was mainly due to seasonal fluctuation as a result of the Chinese New Year holiday and the year-over-year increase in ACU was mainly due to the contribution from new games launched in 2012. PCU for online games in the first quarter 2013 was 2,281,000, representing a 3.8% sequential decrease and a 0.3% decrease over the first quarter 2012. The sequential decrease in PCU was mainly due to seasonal fluctuation as a result of the Chinese New Year holiday.

Cost of Services. Cost of services for the first quarter 2013 was RMB82.4 million (US$13.3 million), representing a 4.9% increase from the fourth quarter 2012 and a 21.8% increase from the first quarter 2012. The sequential increase in cost of services was mainly due to the increase in costs associated with the Company’s licensed games, while the year-over-year increase was mainly due to the overall growth of the Company’s business operations and increased cash compensation for related personnel.

Gross Profit and Gross Margin. Gross profit for the first quarter 2013 was RMB490.5 million (US$79.0million), representing a 0.5% decrease from the fourth quarter 2012 and an 11.2% increase from the first quarter 2012. Gross margin for the first quarter 2013 was 85.6%, which is approximately the same as in the fourth quarter 2012 and the first quarter 2012.

Operating Expenses. Total operating expenses for the first quarter 2013 were RMB129.6 million (US$20.9 million), representing a 18.6% decrease from RMB159.2 million in the fourth quarter 2012 and a 4.3% increase from RMB124.2 million in the first quarter 2012. As a percentage of revenue, total operating expenses were 22.6% for the first quarter 2013, compared to 27.8% in the fourth quarter 2012 and 24.4% in the first quarter 2012. The sequential decrease in operating expenses was mainly due to the decrease in research and development (“R&D”), sales and marketing (“S&M”), and general administrative (“G&A”) expenses, while the year-over-year increase in operating expenses was mainly attributable to the increase in R&D and S&M expenses in the first quarter 2013, offset by a decrease in G&A expenses, as compared to the first quarter 2012.

R&D expenses for the first quarter 2013 were RMB77.6 million (US$12.5 million), representing a 19.6% decrease from RMB96.5 million in the fourth quarter 2012 and a 5.4% increase from RMB73.6 million in the first quarter 2012. As a percentage of revenue, R&D expenses were 13.5% for the first quarter 2013, compared to 16.9% in the fourth quarter 2012 and 14.5% in the first quarter 2012. The sequential decrease in R&D expenses was mainly attributable to the decrease in share-based compensation expenses in the first quarter 2013 and higher year-end bonuses accrued for the Company’s R&D staff in the fourth quarter 2012 as compared to the first quarter 2013. The share-based compensation expenses are associated with restricted shares granted in November 2011, and due to the Company’s accelerated amortization accounting policy these costs generally decline from period to period. The year-over-year increase was primarily due to the increased personnel cost as a result of the expansion of the Company’s game development teams and an increase in software amortization, partially offset by decreased share-based compensation expenses for the reason explained above.

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S&M expenses for the first quarter 2013 were RMB30.3 million (US$4.9 million), representing a 21.9% decrease from RMB38.9 million in the fourth quarter 2012, and a 34.7% increase from RMB22.5 million in the first quarter 2012. As a percentage of revenue, S&M expenses were 5.3% in the first quarter 2013, compared to 6.8% in the fourth quarter 2012 and 4.4% in the first quarter 2012. The sequential decrease in S&M expenses was mainly due to the lack of major marketing campaigns as there were no new game launches in the first quarter 2013, and the year-over-year increase was mainly due to the higher marketing expenses incurred in the first quarter 2013 to promote the new expansion packs for ZT Online 2 and ZT Online Green Edition.

G&A expenses for the first quarter 2013 were RMB31.6 million (US$5.1 million), representing a 7.5% decrease from RMB34.2 million in the fourth quarter 2012, and a 16.8% decrease from RMB38.0 million in the first quarter 2012. As a percentage of revenue, G&A expenses were 5.5% in the first quarter 2013, compared to 6.0% in the fourth quarter 2012 and 7.5% in the first quarter 2012. The sequential decrease in G&A was mainly attributable to the decrease in share-based compensation expenses in the first quarter 2013, and higher year-end bonuses accrued for the Company’s G&A staff in the fourth quarter 2012 as compared to the first quarter 2013. The year-over-year decrease in G&A expenses was mainly due to the decrease in share-based compensation expenses and a decrease in depreciation expense related to the Company’s land use rights with respect to a parcel of land in Zhuhai, Guangdong that the Company acquired in 2009 and sold in 2012.

Government Financial Incentives. Government financial incentives, which mainly relate to the refund of business tax, value-added tax, and enterprise income tax from the Shanghai municipal government, was RMB10.0 million (US$1.6 million) in the first quarter 2013. The Company records such government financial incentive as a reduction in operating expenses.

Interest Income. Interest income for the first quarter 2013 was RMB25.0 million (US$4.0 million), representing a 5.9% decrease from RMB26.6 million in the fourth quarter 2012, and a 11.7% increase from RMB22.4 million in the first quarter 2012. The sequential decrease in interest income was mainly due to the maturity of certain short-term investments at the end of the fourth quarter 2012 while the year-over-year increase was due to the higher interest income associated with the Company’s growing cash balance.

Income Tax. Income tax expense for the first quarter 2013 was RMB48.0 million (US$7.7 million), compared to income tax expense of RMB28.7 million in the fourth quarter 2012 and income tax expense of RMB28.4 million in the first quarter 2012. The sequential and year-over-year increase was primarily due to the expiration of tax exemption periods for certain game development studios in the first quarter 2013. In accordance with the relevant preferential tax treatment rules, these game studios began to pay tax at a reduced income tax rate of 12.5% in the first quarter 2013 as opposed to the normal China enterprise income tax rate of 25%.

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Net Income Attributable to the Company’s Shareholders. Net income attributable to the Company’s shareholders for the first quarter 2013 was RMB326.0 million (US$52.5 million), representing a 294.3% increase from RMB82.7 million in the fourth quarter 2012, and an 11.6% increase from RMB292.2 million in the first quarter 2012. In the fourth quarter 2012, the Company recorded an investment loss of RMB240.7 million related to its 2008 investment in 51.com. Excluding such investment loss, net income attributable to the Company’s shareholders for the fourth quarter 2012 was RMB323.4 million and the sequential increase in net income attributable to the Company’s shareholders in the first quarter 2013 was 1.0%. The sequential and year-over-year increases in net income attributable to the Company’s shareholders excluding 51.com investment loss were primarily due to the Company’s general business growth. The margin of net income attributable to the Company’s shareholders for the first quarter 2013 was 56.9%, compared to 14.5% in the previous quarter and 57.4% in the first quarter 2012.

Non-GAAP net income attributable to the Company’s shareholders for the first quarter 2013 was RMB342.7 million (US$55.2 million) representing a 2.1% decrease from RMB350.0 million in the fourth quarter 2012, and 6.3% increase from RMB322.5 million in the first quarter 2012. The margin of non-GAAP net income attributable to the Company’s shareholders was 59.8%, compared to 61.2% in the previous quarter and 63.4% in the first quarter of 2012. Please refer to the “Use of Non-GAAP Financial Measures” section commencing on page 8 for a reconciliation between net income attributable to the Company’s shareholder on a GAAP and non-GAAP basis.

Cash and Cash Equivalents and Short-Term Investments. As of March 31, 2013, the Company’s cash and cash equivalents and short-term investments totaled RMB3,005.5 million (US$483.9 million), compared to approximately RMB2,682.4 million as of December 31, 2012. The sequential increase was primarily due to the growth of the Company’s game operations.

Cash Dividend. The Company announced a cash dividend of US$0.42 per ADS or ordinary share on its outstanding shares, which will be payable to shareholders of record at the close of trading on May 20, 2013 (Eastern Time). The total cash payment associated with this dividend will be approximately US$100.5 million. Commencing in 2013, the Company intends to pay regular cash dividends semi-annually, though the payment amounts and dates are subject to, among other things, approval by the Company’s board of directors and compliance with applicable laws.

Game Updates

ZT Online 2 – In March 2013, the Company launched a new expansion pack which introduced new maps and gameplay mechanics, and has received positive feedback from gamers. The same expansion pack tailor made for ZT Online 2’s micro-client version was launched simultaneously on Qihoo 360’s platform and has gained traction among gamers. The Company also plans to roll out additional functions based on gamers’ feedback in the upcoming new expansion pack to be released in the second half of 2013.

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World of Xianxia – During the first quarter 2013, the Company continued to fine tune the game’s content based on user feedback which the Company collected during the small scale closed beta testing that started on November 30, 2012. These adjustments and improvements were implemented in the latest version of the game which debuted on April 19, 2013 during the game’s official closed beta testing, and these refinements to the game have been embraced by gamers. In connection with the official closed beta testing, the Company also conducted the first round of marketing campaigns for the game in the second quarter 2013. Thanks to the great gaming experience shared by gamers invited to the multiple pre-launch testing, results from the official closed beta testing of World of Xianxia well exceeded the Company’s expectations. Unlike ZT franchise, this game attracted gamers who favor small group combats and “Player vs. Environment” (“PvE”) gameplays. Gamers were thrilled by this new game, and they especially gave high praise to the fairness of the game. Even non-paying gamers said that they enjoyed the gaming experience and this was one of the best games they had tried. Due to the enormous tractions gained among the gamers, the Company expects to open new servers in the near future so new gamers can start off with a level playing field, and sufficient marketing resources have been prepared accordingly.

Webgames - The Sky is an action role playing game (“ARPG”) incorporating certain core gameplay mechanics from the ZT Online series. The game was initially operated on Qihoo 360’s webgame platform in April 2013 on a small scale and is expected to be distributed through multiple webgame platforms in the upcoming quarters. Genesis of the Empire, which is also an ARPG, is based on the Three Kingdoms era of ancient Chinese history, a theme that still resonates with many Chinese gamers today. The Company is currently fine-tuning the gameplay mechanics in an effort to add more innovative designs to gamers. The Company expects to commercially launch Genesis of the Empire in the third quarter 2013.

Glorious Mission – Glorious Mission is the Company’s first self-developed first person shooter (“FPS”) game and is currently the only game in the world that is playable from the perspective of the Chinese military, the People’s Liberation Army (“PLA”). The development team is currently working on the online version and is targeting the end of the second quarter 2013 for an engineering testing.

Second Quarter 2013 Guidance —The Company expects total revenue for the second quarter 2013 to moderately increase as compared to the first quarter 2013, as revenue from World of Xianxia ramps up gradually.

Conference Call

Giant’s senior management will host a conference call on May 7, 2013 at 9:00 pm (US Eastern Time)/6:00 pm (US Pacific Time), which is 9:00 am on May 8, 2013 (Beijing Time) to discuss the 2013 first quarter financial results and recent business activities.

The conference call may be accessed using the following numbers:

US:      +1-866-519-4004

China: 400-620-8038

Hong Kong:    800-930-346

International:  +65-6723-9381

Passcode:        Giant

Please dial in approximately 10 minutes before the scheduled time of this call.

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A replay of the conference call will be available starting from 0:00 am (US Eastern Time) on May 8, 2013 to 9:59 am (US Eastern Time) on May 15, 2013 using the following numbers:

US:         +1-855-452-5696

Outside US:    +61-2-8199-0299

Passcode:        40339788

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/page/achievements.

Currency Convenience Translation

This earnings press release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.2108, which was the noon buying rate as of March 31, 2013 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

The Company has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation and the impairment charge related to the Company’s 51.com investment. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company as well as when planning and forecasting future periods.

In addition, during the fourth quarter of fiscal year 2012, the Company recorded an investment loss of RMB240.7 million (US$38.6 million) related to its 2008 investment in 51.com, as the decline in its fair value was determined to be other-than-temporary. This investment loss resulted from lower than expected core business revenue and operating cash flows from 51.com, and delay in its R&D activities as well as promotion campaigns of newly launched games.

We do not believe that these charges are indicative of future operating results. We believe that investors benefit from excluding these charges from our operating results to facilitate a more meaningful evaluation of current operating performance and comparisons of past operating performance.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

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Giant Interactive Group Inc.

Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	292,152,192	82,690,299	326,033,486	52,494,604

Share-based compensation	30,329,250	26,554,599	16,712,479	2,690,874
Impairment of 51 investment	-	240,725,709	-	-
Non-GAAP net income attributable to the Company’s shareholders:	322,481,442	349,970,607	342,745,965	55,185,478

Non-GAAP earnings per share:

Basic	1.37	1.47	1.43	0.23
Diluted	1.34	1.43	1.39	0.22

Weighted average ordinary shares:

Basic	235,630,482	238,308,804	239,321,271	239,321,271
Diluted	240,341,637	243,966,387	246,253,259	246,253,259

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Giant Online, XT Online, The Golden Land, Elsword, Allods Online and World of Xianxia. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

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Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding the Company’s expectation for moderate growth in the second quarter 2013; the ability of the Company to release one big title each year; the ability of the talented game developers and chief game designers to deliver a steady stream of innovative and fun games going forward; the ability of the Company to implement its key strategic initiatives with respect to strengthening the Company’s game development capability and diversifying the Company’s game portfolio; the ability of the Company to become a leader in new market segments such as webgame and mobile game segments; the ability of the Company to release at least one mobile game later this year, the ability our game initiatives to carry top line momentum throughout 2013; the ability of the Company to continue to deliver results as estimated; the ability of the Company to continue to pay dividends based on future cash flows; and the timetable for testing and release of new games and expansion packs in the Company’s game pipeline. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause the Company’s actual results to differ from what the Company currently anticipates may include a deterioration in the performances of the ZT Online 1 Series and ZT Online 2, unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on ZT Online Franchise, which currently account for the majority of our historical net revenues, failure of our webgames, MMO pipeline games, or other diversification or distribution efforts to grow as successful as expected, uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20-F for the fiscal year 2012, as filed with the Securities and Exchange Commission on April 18, 2013, which is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of our annual report for fiscal year 2012. Our actual results of operations for the first quarter of 2013 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Investor Contacts:
Giant Interactive Group Inc.	Giant Interactive Group Inc.
Rich Chiang, IR Director	Kristie Chen, IR Manager
T: +86-21-3397-9959	T: +86-21-3397-9971
E: ir@ztgame.com	E: ir@ztgame.com
www.ga-me.com	www.ga-me.com

Fleishman-Hillard
Hon Gay Lau
T: +852-2530-0228
E: giantinteractive@fleishman.com

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GIANT INTERACTIVE GROUP INC.

CONSOLIDATED BALANCE SHEETS

	Unaudited	Audited	Unaudited	Unaudited
	March 31,	December 31,	March 31,	March 31,
	2012	2012	2013	2013
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	1,133,160,564	1,943,061,530	2,227,959,930	358,723,503
Prepayments and other current assets	121,201,806	236,446,037	195,813,703	31,527,935
Accounts receivable	8,328,371	12,106,819	27,596,223	4,443,264
Due from related parties	9,458,069	7,370,022	5,825,856	938,020
Inventories	262,241	333,195
Deferred tax assets	170,090,415	157,885,822	144,040,970	23,192,016
Short-term investments	695,759,465	739,314,900	777,508,799	125,186,578

Total current assets	2,138,260,931	3,096,518,325	3,378,745,481	544,011,316
Non-current assets:
Property and equipment, net	337,070,762	340,242,374	329,985,418	53,130,904
Intangible assets, net	32,892,864	32,799,853	56,449,356	9,088,903
Due from research and development entity partners	7,637,000	7,637,000	8,087,000	1,302,087
Goodwill	22,201,960	99,316,001	99,316,001	15,990,855
Investment in equity investees	347,940,937	377,755,985	376,659,504	60,645,892
Long-term investment	9,000,000	48,331,600	48,331,600	7,781,864
Available-for-sale securities	394,786,080	78,740,916	78,757,833	12,680,787
Held-to-maturity securities	200,000,000	190,000,000	190,000,000	30,591,872
Deferred tax assets	20,210,592	25,345,455	30,745,965	4,950,403
Other assets	82,163,026	25,541,335	6,976,667	1,123,311

Total non-current assets	1,453,903,221	1,225,710,519	1,225,309,344	197,286,878

Total assets	3,592,164,152	4,322,228,844	4,604,054,825	741,298,194

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Payables and accrued expenses	133,260,050	238,594,085	170,329,566	27,424,738
Advances from distributors	90,535,274	93,468,209	46,885,660	7,549,053
Due to related parties	1,235,240	598,953	1,201,577	193,466
Deferred revenue	517,046,576	486,024,501	463,595,947	74,643,516
Unrecognized tax benefit	46,702,119	47,579,967	47,579,967	7,660,843
Dividend payable	248,764,622	-	630,024,450	101,440,145
Tax payable	231,619	48,121,958	62,482,080	10,060,231
Deferred tax liabilities	110,795,992	112,282,639	111,790,321	17,999,343

Total current liabilities	1,148,571,492	1,026,670,312	1,533,889,568	246,971,335

Non-current liabilities:
Deferred tax liabilities	20,257,241	32,311,676	38,985,745	6,277,089

Total non-current liabilities	20,257,241	32,311,676	38,985,745	6,277,089

Total liabilities	1,168,828,733	1,058,981,988	1,572,875,313	253,248,424

Shareholders’ equity
Ordinary shares (Par value US$0.0000002 per share; 500,000,000 shares authorized as at Mar 31, 2012, Dec 31, 2012 and Mar 31, 2013 respectively; 273,110,626 shares issued and 236,396,009 shares outstanding at Mar 31,2012, 273,110,626 shares issued and 239,252,672 shares outstanding at Dec 31, 2012, 273,110,626 shares issued and 239,393,572 shares outstanding at Mar 31, 2013 )	430	430	430	69
Additional paid-in capital	4,395,956,452	4,456,659,188	4,486,951,648	722,443,429
Statutory reserves	14,125,819	48,596,713	48,596,713	7,824,550
Accumulated other comprehensive loss	(394,224,917)	(368,723,831)	(367,314,663)	(59,141,280)
Retained earnings	500,619,640	1,087,615,133	783,071,419	126,082,214
Treasury stock	(2,122,524,316)	(2,006,420,168)	(2,006,420,168)	(323,053,418)

Total Giant Interactive Group Inc.’s equity	2,393,953,108	3,217,727,465	2,944,885,379	474,155,564

Non controlling interests	29,382,311	45,519,391	86,294,133	13,894,206

Total shareholders’ equity	2,423,335,419	3,263,246,856	3,031,179,512	488,049,770

Total liabilities and shareholders’ equity	3,592,164,152	4,322,228,844	4,604,054,825	741,298,194

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FOR IMMEDIATE RELEASE

GIANT Interactive Group Inc.

CONSOLIDATED statements of COMPREHENSIVE INCOME

	Three months ended
	March 31	December 31	March 31	March 31
	2012	2012	2013	2013
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online games	489,533,330	555,672,075	557,283,433	89,728,124
Licensing revenues	13,189,933	10,032,855	15,458,445	2,488,962
Other revenue, net	6,056,603	5,963,877	103,191	16,614

Total net revenue	508,779,866	571,668,807	572,845,069	92,233,700

Cost of services	(67,616,638)	(78,505,482)	(82,374,824)	(13,263,158)

Gross profit	441,163,228	493,163,325	490,470,245	78,970,542

Operating (expenses) income:
Research and product development	(73,633,430)	(96,545,750)	(77,591,269)	(12,492,959)
Sales and marketing	(22,524,589)	(38,870,216)	(30,340,080)	(4,885,052)
General and administrative	(38,029,407)	(34,208,506)	(31,625,938)	(5,092,088)
Government financial incentives	10,000,000	10,430,000	10,000,000	1,610,099

Total operating expenses	(124,187,426)	(159,194,472)	(129,557,287)	(20,860,000)

Income from operations	316,975,802	333,968,853	360,912,958	58,110,543

Interest income	22,367,030	26,552,367	24,973,614	4,020,998
Other income, net	5,107,128	9,269,933	12,082,651	1,945,426
Investment income(loss)	310,120	(243,937,113)

Income before income tax expenses	344,760,080	125,854,040	397,969,223	64,076,966

Income tax expense	(28,401,327)	(28,686,961)	(47,954,270)	(7,721,110)
Share of loss of equity investee	(3,459,288)	(424,473)	(714,801)	(115,090)

Net Income	312,899,465	96,742,606	349,300,152	56,240,766

Net income attributable to non controlling interests	(20,747,273)	(14,052,307)	(23,266,666)	(3,746,162)

Net income attributable to the Company’s shareholders	292,152,192	82,690,299	326,033,486	52,494,604

Other comprehensive income (loss), net of tax
Foreign currency translation (loss) gain	(1,340,209)	(2,863,700)	(904,881)	(145,695)
Unrealized holding gains	8,345,079	42,618,830	2,314,048	372,585

Total other comprehensive income (loss), net of tax	7,004,870	39,755,130	1,409,167	226,890

Comprehensive income	299,157,062	122,445,429	327,442,653	52,721,494

Earnings per share:

Basic	1.24	0.35	1.36	0.22
Diluted	1.22	0.34	1.32	0.21

Weighted average ordinary shares:

Basic	235,630,482	238,308,804	239,321,271	239,321,271
Diluted	240,341,637	243,966,387	246,253,259	246,253,259

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